U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):      [X]  Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F    [ ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

         For Period ended           December 30, 1996
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[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

         Full name of registrant    Main Street and Main Incorporated
                                ------------------------------------------

         Former name if applicable
                                   ---------------------------------------

         Address of principal executive office (Street and Number)

          5050 N. 40th Street, Suite 200
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         City, State and Zip Code   Phoenix, Arizona  85018
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                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         As a result of certain transactions that took place during the quarter ended December 30, 1996 and during the period subsequent to the end of the Company's fiscal year, including recent revisions to the Company's credit facilities and recent changes in certain executive management positions, the Company's Form 10-K for the year ended December 30, 1996, cannot be filed within the prescribed time period without unreasonable effort or expense.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          Mark C. Walker             (602)                  852-9000
         ---------------             -----                  --------
              (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]  Yes    [ ]  No

         The  Company   recognized  a  restructuring   charge  and  charges  for
impairment of certain assets during the second quarter of fiscal 1996. The Company currently is evaluating the realizability of certain other assets and will record an additional restructuring charge for the fourth quarter. As a result, the Company's results of operations for fiscal 1996 will reflect a significant change from the Company's operating results for fiscal 1995.

                        Main Street and Main Incorporated
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date          March 28, 1997                     By  /s/ Mark C. Walker
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                                                         Mark C. Walker
                                                         Vice President-Finance